Mail Stop 3561

June 11, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Michael J. Hagan
President and Chief Executive Officer
NutriSystem, Inc.
300 Welsh Road, Building #1, Suite 100
Horsham, Pennsylvania   19044

   Re: NutriSystem, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed February 27, 2007
     File No. 0-28551

Dear Mr. Hagan:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief